FORM 51-102F3
NATIONAL INSTRUMENT 51-102
MATERIAL CHANGE REPORT UNDER SECTION 7.1 OF NI 51-102

FILED VIA SEDAR

Item 1.              Name and Address of Company

Micromem Technologies Inc.
121 Richmond Street, Suite 304
Toronto, ON M5H 2K1

Item 2.              Date of Material Change

A material change took place on October 17, 22 and 25, 2013.

Item 3.              News Release

On October 25, 2013, a news release in respect of the material change was released by Newsfile Corp.

Item 4.              Summary of Material Change

The material change is fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.

Item 5.              Full Description of Material Change

The Company issued 300,000 options to a Consultant to purchase common shares of the Company (the “Options”), in accordance with the 2007 Micromem Technologies Inc. Stock Option Plan, as amended on one or more occasions at a strike price of USD $0.35.

The company completed private placements totalling 2,424,964 common share units (“Units”), at a subscription price of CDN/USD$0.29 per Unit for gross proceeds of CDN$337,189.92 and USD$366,044.65. Each Unit comprises one common share (“Common Share”) and one warrant exercisable for one common share (“Warrant”) at an exercise price of USD$0.38 for an exercise period of one year.

The Company extended a total of 1,967,962 warrants for a period of one year.

Minority shareholder approval and a formal valuation is not required as the transactions comprise less than 25% of the issuer’s market capitalization.

Item 6.              Reliance on Section 7.1(2) or (3) of National Instrument 51-102

The report is not being filed in reliance on section 7.1(2) or (3) of National Instrument 51-102.

Item 7.              Omitted Information

No information has been omitted.

Item 8.              Executive Officer

Joseph Fuda

Item 9.              Date of Report

October 25, 2013

SCHEDULE “A”

FOR IMMEDIATE RELEASE	October 25, 2013

Micromem Technologies Inc. Enters Services Agreement,
Completes Private Placements and Amends Warrant Terms

Toronto, New York, October 25, 2013: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) announces the Company has entered a Services Agreement with Craig Carlson. The terms of the agreement include the issuance of 300,000 options to purchase common shares of the Company (the “Options”), in accordance with the 2007 Micromem Technologies Inc. Stock Option Plan, as amended on one or more occasions. These Options have been issued at a strike price of $0.35 USD.

Mr. Carlson is Chief Executive Officer and Managing Director at The Carlson Group, an automotive technology and innovation consulting firm in Massachusetts, where he has worked since 2003. The organization focuses on automotive product development and innovation, intellectual property, electronic systems and safety related technologies. The Carlson Group also has extensive regulatory affairs experience at both the United States (CFR) and international levels. Mr. Carlson held senior positions at Arthur D. Little and General Motors Corporation. While at ADL, he was the Managing Director of Corporate Development, Director of Technology Licensing and Director in the Automotive Practice. Mr. Carlson started his career at General Motors Corporation as District Sales Manager. He holds four patents in the areas of inertial measurement and wireless communications. Additionally, Mr. Carlson is a member of the Society of Automotive Engineers (SAE) and a lead mentor at the MIT Venture Mentor Service.

The Company also announces the completion of private placements of a total of 2,424,964 common share units (“Units”) at a subscription price of CDN/USD$0.29 per Unit for gross proceeds of CDN$337,189.92 and USD$366,044.65. Each Unit comprises one common share (“Common Share”) and one common share purchase warrant (“Warrant”). Each Warrant may be exercised for one Common Share at an exercise price of USD$0.38 for a period of one year. The proceeds from the offering will be used for general working capital purposes and the Common Shares and Warrants will be subject to resale restrictions.

The Company also announces a total of 1,967,962 warrants have been extended to expire one year from the current expiry. These warrants were originally issued in connection with private placements completed in 2009.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

###

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CNSX - Symbol: MRM
Shares issued: 155,566,461
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
Subscribe to receive News Releases by Email on our website’s home page. www.micromeminc.com